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                                                      Registration No. 333-52351







                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                   FORM T-1

               Statement of Eligibility and Qualification Under the
                   Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

               ____Check if an application to determine eligibility
                    of a trustee pursuant to section 305(b)(2)

                      BANKERS TRUST COMPANY OF CALIFORNIA, N.A.
               (Exact name of trustee as specified in its charter)


300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA  90071                                        13-3347003
(Address of principal                                           (I.R.S. Employer
executive offices)                                           Identification No.)


                     Advanta Home Equity Loan Trust 1998-B
              (Exact name of obligor as specified in its charter)

DELAWARE                                                                     N/A
(State or other jurisdiction of                                 (I.R.S. Employer
Incorporation or organization)                               Identification No.)

Wilmington Trust Company
Rodney Square North
Wilmington, Delaware                                                  19890-0001
(Address of principal executive offices)                              (Zip Code)


                $107,500,000 Advanta Home Equity Loan Trust 1998-B
            Advanta Home Equity Loan Asset Backed Notes, Series 1998-B
                $67,500,000 Class A-1 Notes, Variable Interest Rate
                  $40,000,000 Class A-2 Notes, 6.55% Interest Rate
                        (Title of the Indenture Securities)




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Item 1.  General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

NAME                                                                     ADDRESS
Office of the Comptroller                                     1114 Avenue of the
of the Currency                                             Americas, Suite 3900
                                                        New York, New York 10036

(b)  Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.  Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.  List of Exhibits

Exhibit 1 -

Articles of Association as amended on July 29, 1994.

Exhibit 2 -
Certificate of the Comptroller of the Currency dated July 2, 1998.

Exhibit 3 -
Certification of Fiduciary Powers dated July 2, 1998.


Exhibit 4 -
Existing By-Laws of Bankers Trust Company of California, N.A. as amended dated April 22, 1997.

Exhibit 5 -
Not Applicable.

Exhibit 6 -
Consent of Bankers Trust Company of California, N.A. required by Section 321(b) of the Act.

Exhibit 7 -
Reports of Condition of Bankers Trust Company of California, N.A., dated as of June 30, 1998.

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                               SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Bankers Trust Company of California, N.A., a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Irvine, and State of California, on the 25th day of September, 1998.




                   Bankers Trust Company of California, N.A.
                   By: /s/ Katie M. Wannenmacher
                   Katie M. Wannenmacher
                   Assistant Vice President